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                                                                       Exhibit 1


                       LIPMAN ELECTRONIC ENGINEERING LTD.

                        11 HAAMAL ST., ROSH HAAYIN 48092
                              TEL: +972-3-9029-730
                              FAX: +972-3-9029-731


                                                                   MARCH 30,2004

To                                          To
The Securities Exchange Authority           Tel Aviv Stock Exchange
22 Canfey Nesharim St.                      54 Ahad Ha'am St.
JERUSALEM- 95464                            TEL-AVIV- 65202

RE: IMMEDIATE REPORT- ACCORDING TO SECTION 36 (B) (A) TO THE SECURITIES ORDINANCES (IMMEDIATE AND PERIODIC REPORTS) - 1970 (HEREINAFTER- THE "REPORTING ORDINANCES") OF AN INVITATION TO SPECIAL MEETING OF LIPMAN ELECTRONIC LTD. ID# 52-003894-4 (HEREINAFTER- THE "COMPANY").

     1. On February 11, 2004, the Board of Directors of the Company resolved to call a Special Meeting to be held on April 21, 2004 at 17:00 PM (local time) in the Company's offices at 11 Haamal St, Park Afek, Rosh Haayin. (The "Meeting")

     2. Record Date - The Record date to participate and vote in the Meeting is March 31, 2004

     3.   On The Agenda of the Special Meeting

               The nature of the subject

               As permitted by section 35 (xxxii) of the Israeli Securities Act, to change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act - 1968, to reporting in conformity with the U.S. Securities Exchange Act of 1934, as amended.

               Background

               The Company's shares have been traded on the Tel Aviv Stock Exchange ("TASE") since 1993. In January 2004 the Company offered its shares pursuant to an initial public offering in the United States. In connection with that offering the company filed a registration statement and a prospectus with the U.S. Securities and Exchange Commission (SEC) and listed its Ordinary Shares on the Nasdaq National Market. The consolidated financial statements included in the registration statement and the prospectus were prepared in U.S. dollars in accordance with generally accepted accounting principles (GAAP) as applied in the U.S. The Company believes that it is confusing to investors of the Company to


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               report its financial statements in two different ways. It is the common practice for Israeli companies listed on both Nasdaq and TASE to report their financial statement in accordance with U.S. GAAP and to comply with the disclosure requirements of U.S. Securities laws.

               The summary of the Proposal

               To change the Company's securities reporting obligations from reporting in conformity with the Israeli Securities Act - 1968, to reporting in conformity with the U.S. Securities Act of 1934, as amended.

          3.4  Vote Required

          The affirmative vote of the holders of a majority of the outstanding ordinary shares of the company, represented at the Meeting in person or by proxy, other than the controlling shareholders of the Company.

     4.   The Proposal

          To change the Company's securities reporting obligations from reporting in conformity with Israeli Securities Act - 1968, to reporting in conformity with the U.S. Securities Act of 1934, as amended.

     5.   Quorum

          The presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least 33.3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. Shares held by controlling shareholders will be counted in determining if a quorum is present. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place.

     6.   The Complete Version of the Proposed Resolutions

          May be reviewed at Company's offices, 11 Haamal St, Park Afek, Rosh Haayin 48092 during office hours.

                                            Respectfully submitted,
                                            LIPMAN ELECTRONIC ENGINEERING, LTD.

                                            Hana Reller, Secretary


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